

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

September 27, 2017

<u>Via E-mail</u>
John B. Bartling Jr.
President and Chief Executive Officer
Invitation Homes Inc.
1717 Main Street, Suite 2000
Dallas, Texas 75201

> **Re: Invitation Homes Inc.**
> **Registration Statement on Form S-4**
> **Filed September 20, 2017**
> **File No. 333-220543**

Dear Mr. Bartling Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real
Estate and Commodities

Cc: Mark Solls
Executive Vice President & Chief Legal Officer